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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

RECEIVED MAR 1 2 2012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite # 204
(No. and Street)

Fort Lauderdale	FL	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schulman Wolfson & Abruzzo, LLP
(Name – *if individual, state last, first, middle name*)

1001 Avenue of the Americas, Suite 1000	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Financial Officer

Title

YVONNE CAROL CAS... ORD
MY COMMISSION # EE071770
EXPIRES March 08, 2015
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] **(d) Statement of Changes in Financial Condition.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

Financial Industry Regulatory Authority

February 27, 2012

Robert Spitler, CFO
Newbridge Securities Corporation
1451 Cypress Creek Rd., Suite 204
Fort Lauderdale, FL 33309

RE: Annual Audit Filing Extension Request
Newbridge Securities Corporation (CRD No. 104065)

Mr. Spitler:

This is in response to your letter dated February 24, 2012 in which you request an extension of time in which to file Newbridge Securities Corporation's annual audit report for the year ending December 31, 2011 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due February 29, 2012.

FINRA as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before March 9, 2012. This approval is being granted on the condition that Newbridge Securities Corporation is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Marshall Ollia, Principal Regulatory Coordinator, at (561) 443-8089, or Blake Snyder, Surveillance Director, at (561) 443-8051.

Sincerely,

Peter D. Cleven
Associate Director

PDC/tvc

cc: John Mattimore
Southern Regional Office
Securities and Exchange Commission
801 Brickell Avenue, Suite 1800
Miami, FL 33131

Eleanor Sabalbaro (Via Fax 240-386-5172)

RECEIVED
FEB 28 2012
BY:

Newbridge AUDIT EXTENTION APPROVAL 2.27.12 MO

NEWBRIDGE SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2011

NEWBRIDGE SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

December 31, 2011

CONTENTS

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Newbridge Securities Corporation

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2011 and the related statements of operations, changes in shareholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I, II, III, IV, V and VI required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements and or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo LLP
Coral Springs, Florida

March 7, 2012

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash	$	687,619
Deposit held at clearing broker		126,768
Cash held in accounts at clearing broker		600,591
Receivable from clearing broker		1,437,709
Securities at market value		65,074
Accounts receivable		46,234
Loans receivable, less allowance for doubtful accounts of $402,000		673,596
Employee advances		68,402
Accured interest		71,383
Prepaid expenses		57,130
Property & equipment, net		115,186
Deposits		22,388
TOTAL ASSETS	$	3,972,080

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Securities sold short at market value	$	9,127
Payable to clearing broker		24,434
Accounts payable, accrued expenses, and other liabilities		827,900
Commissions payable		1,449,769
SUBORDINATED BORROWINGS		1,433,333
TOTAL LIABILITIES		3,744,563
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,281,977
Common stock--Class B--no par value, 1,000 shares authorized, 195 shares issued and outstanding		750,000
Accumulated deficit		(4,804,460)
TOTAL SHAREHOLDERS' EQUITY		227,517
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,972,080

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commissions	$	32,819,866
Private placement income		160,500
Investment banking income		318,491
Trading income		2,018,287
Interest		351,992
Client transaction service fee income		1,590,199
Other revenue		1,702,419
Total Revenues		38,961,754
EXPENSES:		
Employee compensation and benefits		35,091,346
Clearing charges		143,719
Management fees		1,050,000
Communications		675,185
Customer settlements		1,160,856
Professional fees		521,812
Regulatory fees and expenses		389,019
Interest expense		184,138
Other operating expenses		1,104,611
TOTAL EXPENSES		40,320,686
NET LOSS FROM OPERATIONS		(1,358,932)
OTHER INCOME		
Debt recovery from prior period loss		967,949
NET LOSS	$	(390,983)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC		5,195
LOSS PER COMMON SHARES-BASIC	$	(75)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2011

	COMMON STOCK				
	CLASS A:		CLASS B:		ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT
Balance - January 1, 2011	5,000	$ 3,981,977	195	$ 750,000	$ (4,413,477)
Additional Capitalization	-	300,000	-	-	-
Net loss	-	-	-	-	(390,983)
Balance December 31, 2011	**5,000**	**4,281,977**	**195**	**750,000**	**$ (4,804,460)**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (390,983)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	65,271
Forgiveness of subordinated loan	(238,889)
Increase in deposits and cash at clearing broker	(454,603)
Decrease in receivable from clearing broker	66,979
Decrease in securities at market value	105,230
Increase in accounts receivable	(43,324)
Decrease in loans receivable	328,251
Increase in employee advances	(47,200)
Decrease in accrued interest	24,575
Increase in prepaid expenses	(11,914)
Decrease in deposits	30,682
Increase in securities sold short at market value	9,127
Increase in payable to clearing broker	16,284
Decrease in accounts payable, accrued expenses and other liabilities	(251,400)
Decrease in commissions payable	(536,108)
Net cash used in operating activities	(937,039)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(104,591)
Net cash used in investing activities	(104,591)
CASH FLOW FROM FINANCING ACTIVITIES	
Additional capitalization	300,000
Net cash provided by financing activities	300,000
Net decrease in cash	(1,132,612)
CASH AT JANUARY 1, 2011	1,820,231
CASH AT DECEMBER 31, 2011	$ 687,619

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	1,672,222
Decreases:		
Forgiveness of subordinated loan		(238,889)
Subordinated borrowings at December 31, 2011	$	1,433,333

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

Newbridge Securities Corporation (the Company) was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. (Ludwig) In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired Ludwig and renamed it Newbridge Securities Corporation.

The Company is a wholly owned subsidiary of Newbridge Financial, Inc. (Parent). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Cash

The Company considers all highly liquid debt securities, if any, purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Revenue recognition

The Company generally acts an agent or as a principal in executing customer orders to buy or sell listed and over-the–counter securities. The Company charges commissions based on the services the Company provides to its customers. The Company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups, mark-downs and commissions are generally priced competitively based upon the services the Company provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, Legent Clearing LLC ("Legent"). The interest is billed on the average daily balance of the margin account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – (continued)

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed, and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Clearing brokerage and other brokerage income and fees are charged to the broker on customers' security transactions, and are recognized as of the trade date.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities and brokerage transactions

Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value, and any fluctuations are reported as a component of other revenue. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from clearing broker

Clearing broker receivable are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payments approximately 10 days of trade date. Unpaid balances do not bear interest. Commission receivable are stated at the amount settled with the Company's clearing broker. Payments of commission receivable are remitted monthly by the clearing broker. The company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2011.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Securities at market value
Securities owned are valued using fair market value, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Loans receivable and interest income
The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with terms of the employment agreement and promissory note. The Company establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense on the statement of income and any subsequent recoveries are credited to bad debt expense in the period of recovery. The Company has reserved approximately $402,000 as of December 31, 2011.

The promissory notes referred to above include a stated rate of interest. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable as of December 31, 2011.

Property and equipment
Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

Income taxes
The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes." ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes – (continued)

for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (Federal) and in primarily Florida and various other state and local jurisdictions. The Company is no longer subject to Federal, state and local income tax examinations by tax authorities for years prior to 2006. As of December 31, 2011, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and that are not held for sale in the ordinary course of business.

Loss per share

Basic loss per share of common stock is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company had issued no dilutive potential common shares.

Advertising cost

Advertising costs are expensed as incurred. Advertising costs, which are included in other operating expenses in the accompanying statement of operations, was $25,678 during the year ended December 31, 2011.

Recently issued accounting standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our financial statements.

NOTE 3 – LIQUIDITY

For the twelve months ended December 31, 2011, the Company recorded a net loss of $390,983. As of December 31, 2011, the Company had working capital of $800,684 and shareholders' equity of $227,517.

The Company believes that its current cash resources and cash flow from operations will be sufficient to sustain current operations for the next twelve months. In addition, the Company has initiated a number of programs and policies that are expected to result in an operating profit during the year 2012. However, there are no assurances that the Company will be able to achieve such improved operations.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Furniture and Fixtures	$245,331
Computers & Equipment	505,480
Software	96,800
Leasehold Improvements	27,439
	875,050
Less: accumulated depreciation	759,864
	$115,186

Total depreciation expense amounted to $65,271 for the year ended December 31, 2011.

NOTE 5 – FAIR VALUE

Fair value of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, loans receivable, commission payable, and other accrued liabilities approximate cost because of their short maturities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure," defines fair value, establishes a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at

NOTE 5 – FAIR VALUE – (continued)

the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and in in-use or an

in-exchange valuation premise. The fair value of a liability should reflect the risk of nonperformance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

NOTE 5 – FAIR VALUE – (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	December 31, 2011			
	Total	Level 1	Level 2	Level3
Assets				
Securities				
Equities	$ 57,013	$ 57,013	-	-
Bonds	8,061	8,061	-	-
Total assets at fair value	$ 65,074	$ 65,074	-	-
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ -	$ -	-	-
Bonds	9,127	9,127	-	-
Total liabilities at fair value	$ 9,127	$ 9,127	$ -	$ -

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2011, the ratio of aggregate indebtedness to net capital was 6.70:1 and net capital was $597,152, which exceeded the minimum net capital requirement by $330,555.

NOTE 7 – DEPOSIT HELD AT CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a balance of at least $125,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

NOTE 8 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (majority shareholder and Parent Company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost

NOTE 8 – RELATED PARTY TRANSACTIONS – (continued)

of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2011,

the total management fee paid to the Parent was $1,050,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2011. The Company did not have a balance due to or from the Parent at December 31, 2011.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2011, there were no amounts due to or from officers.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 – CONTINGENCIES

Settlements
At December 31, 2011, various customers have instituted arbitration proceedings against the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $54,000 and the financial statements reflect an accrued liability for that amount.

In another matter, the client and the Company have subsequently agreed to a settlement of $50,000 and the financial statements reflect a liability in accounts payable for that amount.

Management is contesting all other cases vigorously. Management feels that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position. The financial statements do not reflect an accrual for any losses in these matters.

NOTE 10 – CONTINGENCIES – (continued)

Leases

The Company currently leases branch office space in Chicago, IL. On July 8, 2011, the Company entered into an agreement to lease 3,120 rentable square feet of office space in Chicago, IL at the rate of $4,225 per month during the first year of occupancy and $4,355 per month during the remainder of the lease. The lease expires on July 31, 2013.

Future minimum commitments related to non-cancelable leases as of December 31, 2011 are as follows:

For the years ended December 31,		
2012	$	51,350
2013		30,485
	$	81,835

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. Class B shares have no par value and no voting rights.

The Company accepted a one-time permanent capital infusion of $300,000 from the Parent in August 2011. This amount is included in Common Stock Class A in the balance sheet as of December 31, 2011

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2011, are due to the Company's clearing broker. The subordinated borrowings bear interest at 8% per annum payable monthly, and such interest payments are current at December 31, 2011. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated-borrowings note payable had an effective date of September 17, 2008 and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 3.75% of the total number of outstanding shares of the Company. The remaining outstanding shares are all held by the Parent.

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,889 per year

NOTE 12 – SUBORDINATED BORROWINGS – (continued)

beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement. The remaining principal balance as of December 31, 2011 is $1,433,333.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2011 consist of the following:

Current:		
Federal	$	-
State		-
		-
Deferred:		
Federal	$	(102,000)
State		(34,000)
		(136,000)
Provision from the operating Loss carryforward		136,000
Provision (benefit) for income Taxes, net	$	-

The difference between income tax expense computed by applying the Federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.0%
State income taxes and other	8.9%
Combined statutory income tax rate	34.9%
Valuation allowance	(34.9%)
Effective tax rate	-

NOTE 13 – INCOME TAXES – (continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss carryforward	$	1,201,000
Valuation allowance		(1,201,000)
Deferred income tax asset	$	-

The Company has a net operating loss carry forward of approximately $4,800,000 available to offset future income through 2031.

A deferred tax asset in the amount of $136,000 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2011. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and Florida net operating loss carry-forwards for financial-reporting purposes will expire in the year 2031.

The tax provisions or benefits differ from amounts that would be calculated by applying Federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and Federal income taxes.

NOTE 14 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2011.

NOTE 15 – EMPLOYEE BENEFIT PLAN

After completing 90 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("Plan") that the Parent sponsors. The Company made no contributions to the Plan during the year ended December 31, 2011, and is not required to contribute to the Plan.

NOTE 16 – SUBSEQUENT EVENTS

In accordance with the guidance offered in ASC Topic 855, formerly SFAS 165 – *"Subsequent Events,"* the Company has evaluated its activities through the date the financial statements were available to be issued, and determined that there were no reportable subsequent events. Subsequent events have been evaluated by management through March 7, 2012, which is the date the financial statements are available to be issued.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I -SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total shareholders' equity			$	227,517
Additions:				
Liabilities subordinated to claims of general creditors				1,433,333
Total capital and allowable subordinated liabilities				1,660,850
Deductions and/or charges				
Nonallowable assets:				
Accounts receivable	$	38,910		
Loans receivable, less allowance for doubtful loans of $401,958		673,596		
Employee advances		68,402		
Accrued interest		71,383		
Prepaid expenses		57,130		
Deposits		22,388		
Property and equipment, net of accumulated depreciation		115,186		1,046,995
Net capital before haircuts on securities positions				613,855
Less: Restricted stocks				7,585
Less: Haircuts on securities				
(computed where applicable, pursuant to rule 15c3-1(f))				
Trading and investment securities - stocks, bonds and cd's				9,119
NET CAPITAL			$	597,151

<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>

Net capital required (greater of a or b)	$	266,597
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	266,597
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	330,554

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II -SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition				
Payable to clearing broker	$	16,269		
Accounts payable, accrued expenses and other liabilities		827,900		
Commissions payable		1,449,769		2,293,938
Items not included in statement of financial condition				
Contingencies				1,705,000
Total aggregate indebtedness			$	3,998,938
Ratio of aggregate indebtedness to net capital				6.70

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 17A5 (Liabilities and ownership equity) as filed for the period ended December 31, 2011 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 767,900	$ 60,000	$ 827,900
Other liabilities included in aggregate indebtedness	1,466,038	-	1,466,038
	2,233,938	60,000	2,293,938
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditors	$ 1,433,333	$ -	$ 1,433,333
Other liabilities	17,292	-	17,292
	1,450,625	-	1,450,625
Total Liabilities	$ 3,684,563	$ 60,000	$ 3,744,563
Ownership Equity			
The effect of above adjustments on retained earnings	(4,744,460)	(60,000)	(4,804,460)
Common Stock/APIC	5,031,977	-	5,031,977
	287,517	(60,000)	227,517
Total Liabilities and Ownership Equity	$ 3,972,080	$ -	$ 3,972,080

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 17A5 (Computation of Net Capital) as filed for the period ended December 31, 2011 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 287,517	$ (60,000)	$ 227,517
Additions			
Liabilities subordinated to claims of general creditors	1,433,333	-	1,433,333
Total Capital and allowable subordinated liabilities	1,720,850	(60,000)	1,660,850
Deductions and/or charges			
Non-Allowable Assets	$ 1,046,995	$ -	$ 1,046,995
Other Deductions and/or Haircuts	16,704	-	16,704
Total Deductions and/or charges	1,063,699	-	1,063,699
Net Capital	$ 657,151	$ (60,000)	$ 597,151

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 17A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2011 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilities from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 2,233,938	$ 60,000	$ 2,293,938
Additions			
Other unrecorded amounts	1,705,000	-	1,705,000
Total Aggregate Indebtedness	$ 3,938,938	$ 60,000	$ 3,998,938

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2011

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Newbridge Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Newbridge Securities Corporation (the Company), as of and for the year ended December 31, 2011, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for the securities under Section 8 of Federal Reserve Regulation T of the Board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principle. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a

timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or deterred and correct, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schulman Wolfson & Abruzzo LLP
Coral Springs, Florida

March 7, 2012

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders of
Newbridge Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Newbridge Securities Corporation's management is responsible for the Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct and examination of, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo LLP
Coral Springs, Florida

March 7, 2012